UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Reliance Steel & Aluminum Co.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
759509 10 2
(CUSIP Number)
Thomas W. Gimbel
Trustee of Florence A. Neilan Trust dated August 1, 2006
2670 Lorain Road
San Marino, CA 91108
(626) 285-5844
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 23, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	759509 10 2

1	NAMES OF REPORTING PERSONS Thomas W. Gimbel, Trustee of Florence A. Neilan Trust dated August 1, 2006

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	7	SOLE VOTING POWER

NUMBER OF		3,442,116 shares *

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,442,116 shares *

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,442,116 shares *

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.7%†

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* Of the 3,442,116 shares reported on this Amendment No. 2 to Schedule 13D, (a) 2,396,180 shares are held as Trustee of Florence A. Neilan Trust dated August 1, 2006 (the “Trust”), (b) 1,000,736 shares are owned by Thomas W. Gimbel, (c) 21,200 shares are held by Mr. Gimbel as trustee of trusts for the benefit of Mr. Gimbel’s minor children and (d) 24,000 shares are issuable upon the exercise of options in favor of Mr. Gimbel exercisable within 60 days of the date hereof. Mr. Gimbel disclaims beneficial ownership of the shares held as Trustee of the Trust, except to the extent of his pecuniary interest, and of the 21,200 shares held as trustee of trusts for the benefit of Mr. Gimbel’s minor children, pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the “Act”), and the inclusion of these securities in this Amendment shall not be deemed an admission of beneficial ownership of the reported securities for purposes of Sections 13(d) or 13(g) of the Act or for any other purposes.
† Based on 73,489,071 shares of Common Stock outstanding as of September 30, 2009.

This Amendment No. 2 (this “Amendment”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on October 13, 2006, as amended by Amendment No. 1 filed on July 31, 2009 (as amended, the “Schedule 13D”), by Thomas W. Gimbel, Trustee of Florence A. Neilan Trust dated August 1, 2006 (the “Trust”), with respect to Reliance Steel & Aluminum Co. (the “Company”). Only those items that are amended or supplemented are reported herein. Except as amended and supplemented herein, the Schedule 13D, including the definitions of terms not otherwise defined herein, remains in full force and effect.
Item 3. Source and Amount of Funds or Other Consideration
The information set forth in Item 4 below is incorporated by reference in this Item 3.
Item 4. Purpose of the Transaction
Item 4 of the Schedule 13D is amended to add the following:
On October 23, 2009, the Trust distributed 2,500,000 shares of the Company’s Common Stock to beneficiaries named in the Trust, including 370,000 shares to Mr. Gimbel.
Item 5. Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby deleted in its entirety and the following is inserted in lieu thereof:
Mr. Gimbel is the beneficial owner (subject to the disclaimer in the footnote to the table set forth above in this Amendment), and has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition, of 3,442,116 shares of the Company’s Common Stock (or approximately 4.7% of the shares outstanding as of September 30, 2009), including (a) 2,396,180 shares held as Trustee of the Trust, (b) 1,000,736 shares owned by Mr. Gimbel, (c) 21,200 shares held by Mr. Gimbel as trustee of trusts for the benefit of Mr. Gimbel’s minor children and (d) 24,000 shares issuable upon the exercise of options in favor of Mr. Gimbel exercisable within 60 days of the date hereof.
On October 23, 2009, the Trust distributed 2,500,000 shares of the Company’s Common Stock to beneficiaries named in the Trust, including 370,000 shares to Mr. Gimbel. On that date, the Trust ceased to be the beneficial owner of more than 5% of the Company’s Common Stock and therefore no longer considers itself subject to the Schedule 13D filing requirements. Other than the foregoing distribution of shares, no transactions in the Company’s Common Stock were effected during the past 60 days by either the Trust or Mr. Gimbel.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 27, 2009	By:	/s/ Thomas W. Gimbel
Thomas W. Gimbel, Trustee

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